EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and six months ended June 30, 2018 and 2017. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated August 10, 2018. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

1

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of June 30, 2018 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

2

Results of Operations

Six Months Ended June 30	2018	2017
Total revenues	$240,607	$87,826
Net loss	$(5,082,592)	$(5,519,056)
Loss per share (basic & diluted)	$(0.09)	$(0.11)

Results of Operations – the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017

Net losses were $2,418,503, or $0.04 per share, for the quarter, and $5,082,592, or $0.09 per share, for the six months ended June 30, 2018, compared to net losses $2,705,353, or $0.05 per share, for the quarter, and $5,519,056, or $0.11 per share, for the six months ended June 30, 2017. The $436,464 decrease in net losses for the six months ended June 30, 2018 compared to the same period in 2017 is due to decrease of $961,579 in stock compensation, a decrease of $154,508 in financial cost and an increase of $152,781 in sales and offset with an increase of $377,023 in professional fees, an increase $ 343,699 in clinical trial expenditures. and $54,505 in travel expense. The $286,850 decrease in net losses for the quarter ended June 30, 2018 compared to same period in 2017 is mainly due to a decrease of $436,331 in stock compensation, a decrease of $108,822 in financial cost and an increase of $79,009 in sales and offset with an increase of $231,821 in clinical trial expenditures and $130,238 in professional fee. The basic and diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2018 were 59,272,777 and 58,170,384 respectively, compared to basic and diluted weighted average number of common shares of 51,528,945 and 50,886,447 respectively for the three and six months ended June 30, 2017.

Revenues

Revenues from sales of goods amounted to $88,441 for the quarter, and $240,607 for the six months ended June 30, 2018, compared with $9,432 for the quarter, and $87,826 for the six months ended June 30, 2017.

Research and Development

Research and development expenditures were $1,549,086 for the quarter, and $3,505,872 for the six months ended June 30, 2018, compared with $1,585,140 for the quarter, and $3,261,481 for the six months ended June 30, 2017. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $456,982 for the quarter and $960,385 in the six months ended June 30, 2018 compared with $675,148 for the quarter, and $1,423,374 for the six months ended June 30, 2017.

Marketing Expenses

Marketing expenditures were nil for the quarter, and $52 for the six months ended June 30, 2018, compared with $7,402 for the quarter, and $7,628 for the six months ended June 30, 2017. The increase is mainly due to the professional fee for market developing increase in the second quarter. The Corporation expects that marketing expenditures will increase dramatically when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $934,430 for the quarter, and $1,728,292 for the six months ended June 30, 2018, compared with $987,436 for the quarter, and $2,106,316 for the six months ended June 30, 2017. General and administrative expenditures included stock compensation charges of $960,384 for the six months ended June 30, 2018 and $1,458,974 in the comparative period in 2017. The decrease of $378,024 in general and administrative expenses for the six month period is primarily attributable to a decrease of $498,591 in stock compensation charges. The decrease in general and administrative expenses of $53,005 for the quarter ended June 30, 2018 is mainly attributable to a decrease of $218,165 in stock compensation charges compared to 2017 and an increase of $194,126 in professional fees. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

3

Finance costs

Net finance income were $623 for the quarter and net finance expense were $5,160 for the six months ended June 30, 2018, compared with net finance costs of $108,198 for the quarter and $159,668 for the six months ended June 30, 2017. The decrease of $108,822 for the quarter ended June 30, 2018 is mainly attributable to a decrease of 125,970 in a fully converted convertible note related accretion and interest expense. The decrease of $154,508 for the six months ended June 30, 2018 is mainly attributable to a decrease of 125,970 in a fully converted convertible note related accretion and interest expense.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018 or 2017.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations during period ended June 30, 2018.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$423,288	$217,955	$205,333	$0
Insurance premium installments	$2,567	$2,567	$0	$0
Operating leases	$1,663	$1,663	$0	$0

Total contractual obligations other than accounts payable and accrued liabilities	$427,518	$222,185	$205,333	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2018 and 2017 other than those disclosed for key management personnel in note 5 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of June 30, 2018, cash and receivables including tax credits receivable totaled $5,066,030 compared with $937,500 at December 31, 2017. The increase is mainly due to proceeds from the issuance of share capital.

We used cash in our operating activities in the amounts of $3,743,071 and $2,509,352 for the six months ended June 30, 2018 and 2017, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

4

On January 26, 2018, the Corporation completed one private placement to an accredited investor for an amount of $322,000 and 123,846 shares were issued at $2.60 per share.

On February 1st, 2018, the Corporation completed one private placement to an accredited investor for an amount of $1,000,002 and 384,616 shares were issued at $2.60 per share.

On February 22, 2018, the Corporation completed one private placement to an accredited investor for an amount of $130,000 and 50,000 shares were issued at $2.60 per share.

On February 28, 2018, the Corporation completed one private placement to an accredited investor for an amount of $380,000 and 146,154 shares were issued at $2.60 per share.

On April 9, 2018, the Corporation completed one private placement to an accredited investor for an amount of $100,000 and 33,334 shares were issued at $3.00 per share.

On April 11, 2018, the Corporation completed one private placement to an accredited investor for an amount of $999,940 and 333,334 shares were issued at $3.00 per share.

On April 18, 2018, the Corporation completed one private placement to an accredited investor for an amount of $2,000,000 and 666,667 shares were issued at $3.00 per share.

On April 25, 2018, the Corporation completed one private placement to an accredited investor for an amount of $1,000,000 and 400,000 shares were issued at $2.50 per share.

On June 30, 2018, the Corporation completed one private placement to James G. Robinson, Independent Director, for an amount of $2,000,000 and 666,666 shares were issued at $3.00 per share.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock options to our key employees. As at June 30, 2018, we had an accumulated deficit of $149,602,022, and we have negative cash flows from operations. The Corporation’s working capital is $3,532,973 at June 30, 2018. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

The Condensed Unaudited Interim Consolidated Financial Statements for the three months ended June 30, 2018, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2018, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by nondilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

5

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of June 30, 2018 .

ThayerONeal, our auditors, expressed their opinion that the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31, 2017 was consistent with requirements.

Changes in Internal Controls Over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed and implemented a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas.

The Corporation hired an external accounting expert, functioning in a Controller role, at the beginning of 2017 to assist in the accounting of non-routine complex accounting matters and to enhance oversight of the financial reporting process. The accounting system was transferred to a new general ledger software system on a secure cloud platform. Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure. These changes allowed for proper segregation of duties and strengthened the controls related to the expenditures/disbursements approval process, financial statement review and information technology general controls (“ITGC”). This remediation plan was implemented and functioning as of September 30, 2017.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

6

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Operations (Unaudited)	8
Consolidated Statements of Financial Position as of June 30, 2018 and December 31, 2017 (Unaudited)	9
Consolidated Statements of Cash Flows (Unaudited)	10
Consolidated Statements of Changes in Equity (Unaudited)	11

Notes to Interim Consolidated Financial Statements

1.	Basis of preparation	12
2.	Liquidity, going concern and management’s response	12
3.	Share capital	13
4.	Earnings per share	14
5.	Related party transactions	15
6.	Subsequent event	15

7

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Six-month periods ended June 30, 2018 and 2017

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017
Revenues
Sales of goods		$88	$9	$241	$88

Total revenues		88	9	241	88

Operating expenses
Research and development		1,549	1,585	3,506	3,261
General and administrative		935	987	1,729	2,106
Marketing		–	7	–	8
Cost of sales		24	27	84	72

Total expenses		2,508	2,606	5,319	5,447

Loss from operations		(2,420)	(2,597)	(5,078)	(5,359)

Net finance costs		1	(108)	(5)	(160)

Loss attributable to the equity holders		$(2,419)	$(2,705)	$(5,083)	$(5,519)

Net income (loss) per share
Basic & Diluted	4	$(0.04)	$(0.05)	$(0.09)	$(0.11)
Weighted average number of common shares outstanding Basic & Diluted	4	59,273	51,529	58,170	50,849

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited)
(In Thousands of US dollars and Thousands of Shares)

		June 30,	December 31,
	Note	2018	2017
Assets
Current assets
Cash		$5,040	$851
Accounts receivable		16	79
Other receivables		10	8
Security deposit		7	7
Prepaid expenses		35	1
Inventory		40	15

Total current assets		5,148	961
Non-current assets
Security deposit		17	17
Property and equipment		1	1

Total assets		$5,166	$979

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities		$1,615	$2,230

Total liabilities		1,615	2,230
Stockholders’ Equity (Deficit)
Share capital – unlimited authorized shares at no par value 60,743 and 56,378 shares outstanding at June 30, 2018 and December 31, 2017, respectively	3	116,310	108,196
Share capital subscription receivable	3	(868)	(718)
Additional paid-in capital	3	37,711	35,790
Accumulated deficit		(149,602)	(144,519)

Total stockholders’ equity (deficit)		3,551	(1,251)

Total liabilities, equity and stockholders’ equity (deficit)		$5,166	$979

See accompanying notes to the unaudited consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2018 and 2017
(In Thousands of US Dollars )

Cash flows from operating activities
Net loss		$(5,083)	$(5,519)
Adjustments for:
Stock-based compensation	3(d)	1,921	2,883
Issued stock for commission		32	-
Convertible note related accretion expense		-	126
Changes in non-cash operating balances:
Accounts receivable and other receivables		60	3
Prepaid expenses		(34)	(20)
Inventories		(24)	(3)
Accounts payable and accrued liabilities		(615)	21

Net cash flows used in operating activities		(3,743)	(2,509)

Cash flows from financing activities
Proceeds from issuance of share capital	3(a)	7,932	1,756
Net cash flows provided by financing activities		7,932	1,756

Net (decrease) increase in cash		4,189	(753)
Cash, beginning of the period		851	2,017

Cash, end of the period		$5,040	$1,264

See accompanying notes to the unaudited consolidated financial statement.

10

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Six-month period ended June 30, 2018
(In Thousands of US dollars and Thousands of Shares)

	Notes	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2017		56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)

Share issuance for cash	3(a)	2,855	8,082	(150)			7,932
Stock-based commission	3(c)	10	32	–		–	32
Stock-based compensation	3(d)	1,500			1,921		1,921

Net loss		–	–	–	–	(5,083)	(5,083)
Balance, June 30, 2018		60,743	116,310	$(868)	$37,711	$(149,602)	$3,551

See accompanying notes to the condensed unaudited interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2018 and 2017
(US dollars)

1.	Basis of preparation:

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2017 and notes thereto contained in the Corporation’s Annual Report on Form 20F.   The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2018.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared as a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.   Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

2.	Liquidity, Going Concern and Management’s Response:

Management believes that current cash balances as of June 30, 2018 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.  Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2018 and 2017
(US dollars)

3.	Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

At the six-month periods ended June 30, 2018, the Corporation completed nine private placements and placement of warrant excise for a total of $7,931,942. A total of 2,804,617 common shares were issued at an average price of $2.83 per share. The Corporation sold 50,000 shares to one of its officers at $3.00 per share as shares subscription receivable.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at June 30, 2018, 1,790,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the six-month period ended June 30, 2018 and for options outstanding and exercisable at the end of the six-month period ended June 30, 2018, the range of exercise price and the weighted average years to expiration.

			Weighted
		Range	average
		of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2017	5,710,000	$1.75	7.39
Expired / Cancelled	-	-	-
Granted	-	-	-
Outstanding, June 30, 2018	5,710,000	$1.75	6.89
Options exercisable	5,710,000	$1.75	6.89

(c) Stock-based commission:

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2018 and 2017
(US dollars)

At the six-month periods ended June 30, 2018, the corporation issued 10,000 shares to a broker at $3.19 per share as commission fee.

(d)	Stock-based compensation:

	Three months		Six months
	ended June 30,		ended June 30,
Employee expenses	2018	2017	2018	2017
Stock options and compensation granted in:
2015	913,964	1,350,295	1,920,769	2,846,748
2016 and 2017	–	–	–	35,600

Total stock-based compensation expense recognized	$913,964	$1,350,295	$1920,769	$2,882,348

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017

Stock-based compensation pertaining to general and administrative	$456,982	$675,147	$960,384	$1,458,974
Stock-based compensation pertaining to research and development	456,982	675,148	960,385	1,423,374
Total	$913,964	$1,350,295	$1,920,769	$2,882,348

4.	Earning per Share:

Weighted average number of common shares outstanding:

	Three months		Six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Issued common shares at beginning of period	57,842,922	51,018,827	56,378,306	49,115,518
Effect of shares issued	1,429,855	510,118	1,792,078	1,733,636
Weighted average number of common shares outstanding – basic	59,272,777	51,528,945	58,170,384	50,849,154

Weighted average number of shares outstanding – diluted	59,272,777	51,528,945	58,170,384	50,849,154

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2018 and 2017
(US dollars)

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5.	Related Party Transactions:

The primary transactions we have with related parties are compensation arrangements for current compensation, share based compensation and compensation under options for our officers and directors

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017

Salaries	-	-	-	-
Short-term employee benefits	476	461	962	922
Stock-based compensation	913,964	1,350,295	1,920,769	2,846,748

	$914,440	$1,350,756	$1,921,731	2,847,670

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended June 30, 2018 and 2017, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $202,500 for the period ended June 30, 2018 and $120,000 for the period ended June 30, 2017, respectively.  At the three-month periods ended June 30, 2018, the Corporation sold 50,000 shares to him at $3.00 per share as shares subscription receivable.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $102,542 for the period ended June 30, 2018 and $105,000 for the period ended June 30, 2017, respectively.

6.	Subsequent events:

The corporation has determined there are no subsequent events except below:

In July, 2018, the corporation opened a new office in California. The new office will devote to Fexapotide Triglutate and will keep and maintain all of the manufacturing records and audit records for the drug manufacturing.

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